Filed by Poema Global Holdings Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gogoro Inc.

Commission File No.: 333-261181

Reddit r/SPACs

Reddit AMA with Horace Luke of Gogoro Inc.

March 23, 2022

https://us02web.zoom.us/rec/share/l6Rb1hWVdNz2tlrIqt3Kf8vlOgOkC2y2JsGc4nJv7iqIKLb66k_lOPhbF97hNLhy.I7gx9kM4N0lJr8wE?startTime=1648076471000

TRANSCRIPT

[00:00:00]

MO ABDI: Live. Hello, everyone. Welcome to AMA Number 33 with Gogoro. Today we have our guest, Horace Luke, who is in Taipei, Taiwan, and we have a very interesting AMA today. So, thank you, everyone, for coming, and sorry about the delay we had last week. How are you doing?

HORACE LUKE: Doing good! Thanks, Mo, for having us.

MO ABDI: Yeah, you’re welcome. No, this is a very exciting, super interesting company that a lot of folks had a lot of questions. Tell us a little bit about yourself before we get into the video.

HORACE LUKE: Yeah. Well, my name is Horace. I came from quite a long stent in technology. Actually, when I went to school, I was really passionate about transportation, especially cars and design, and I went to school getting my degree in industrial design—of all things, furniture design. So, I had nothing to do with technology when we first started, right? And then, I got my first job at Nike creating brands for people like Tiger Woods and for basketball, tennis, a number of different sports in the mid-90s as the sporting industry took off. And then, one day told me that the internet was going to change everything. This was in the mid-90s. I basically jumped ship, went to Microsoft. I eventually became the creative director of Xbox, and the idea of bringing computing technology into people’s living room to kind of change people’s lives, especially the next generation’s lives. So, for some of us who are in the audience, probably much younger than I am, grew up with Xbox and grew up with Windows XP. Well, I was responsible for both of those, especially around the user experience and the product innovation side of it. And then, I got so much into technology that I decided that the mobile internet and these little computer in your pocket that is fully connected, which changed people’s lives. So, I left Microsoft after 10 years, joined HTC in the mid-2000s, 2006, and again, before the curve, before smartphone started taking off. Actually, before even the first iPhone was announced. We started working on the Android smartphones. I was responsible for creating the world’s first probably sixth, seventh Android phones with different phone factors, and helped HTC build brands, especially in the U.S., like myTouch, like the Verizon Droid, and a number of other devices; and grew the company from a white label, very small volume in the single digit millions to by the time I left, to the world’s largest smartphone maker, beating out at the time Blackberry, beating out Samsung, beating out even the volume of iPhone. When I left, we were selling something like 46 million phones a year. And I think, you know what? It’s great.

Technology, it changed people’s lives forever, like everything from [PH 00:03:14] big economy to digital wallets to just mobile communication and getting in touch with people, right? I thought that’s great, we’re heading into 5G, we’re heading into multiple core processor on the phone, but is that really important, especially as we turn the corner and we saw the last 30 decades how computer has really changed human productivity. It really improved our efficiency as we go to work or we just enjoy our life using Google Map, etc. etc. But as you look forward the next two or three decades, is that the most important thing? I think the most important thing we need to think about is sustainability.

That’s when I start Gogoro. I thought there’s a big problem to be had by kind of focusing, not only myself but people that I know and people that I share the same passion, to create a product that actually services the other side of the fishbowl, right? So, if you think about the globe today—you can tell from my accent, I grew up on the West Coast in the United States, where two-wheelers are not so important. But most people don’t know, just in India, in China, in Taiwan, not counting Southeast Asia, not counting everybody else, there’s half a billion two-wheelers roaming around every day. Over 50 percent of all urban commute miles done every day is done on two-wheelers around the world. That’s how important it is. While the world is thinking about solving the problem of electric transportation with four wheels, there’s a great opportunity to be had on two wheels. Not only are we doing good, but we’re going to be doing well at the same time by

[00:05:00]

servicing a sector that nobody has really paid attention to. I think that’s where we’re at today, Mo. We’re excited to be here, kind of sharing our vision, but also at the same, we have a huge milestone in front of us to go public and to be able to get the resources and everything we need to take our idea that we have kind of perfected in Taiwan and go into other markets as well.

MO ABDI: That’s an amazing story, Horace. Thank you so much for sharing it. It kind of gives me a little bit of an idea of your background, where you started from like industrial design to transitioning to phones and tech, and then into transportation and now in sustainability essentially. So, you said you have a video that you can show us that kind of shows us a little bit about Gogoro, the Gogoro -

[OVERLAY]

HORACE LUKE: Sure. Yeah, sure. I want to share a video, and I need to be enable for sharing.

MO ABDI: There you go, You’re good to now. You should be able to do it.

HORACE LUKE: Awesome, awesome.

MO ABDI: Yeah. No, that’s pretty amazing. Five hundred –

[OVERLAY]

HORACE LUKE: Can you guys see my screen? Mo, you can see my screen?

MO ABDI: It’s perfect.

[VIDEO PLAYS]

HORACE LUKE: Energy is at the center of all human innovation. For decades, people have been trying to figure out how we can help it do more, stretch it further, make it more sustainable and reduce its impact on the environment. If you’re 30 years old today, you’ve already experienced a 50 percent increase in global CO2 in your lifetime. Much of it comes from vehicles we depend on every day. Addressing that challenge head on is the key to make mobility smarter, vehicles more efficient and our cities more livable today and for generations to come. But to make vehicles cleaner, we have to make energy smarter. Gogoro started with a simple question, “How do you make riding electric a reality for millions who rely on two-wheelers every day in the world’s most crowded sprawling cities? How do you unlock its full potential for them?” Think about it. Over 500 million two-wheelers in urban area riding over one-and-a-half trillion kilometers a year, but less than 10 percent of those riders have access to safe, reliable, convenient electric power. Around the world, nations are setting bold goals for transitioning to cleaner energy. And with that, hundreds of millions of two-wheelers will need to be electrified in the years ahead, but in today’s urban center, traditional plugged-in charging just doesn't work. They need something better. We’ve pioneered the world’s most advanced portable smart battery and an intelligent scalable swapping infrastructure to do just that. We created a totally integrated and open technology platform that powers a 360-degree ecosystem all built around one simple idea—swap and go. Instant power, easy to use, easy to find, always ready, no waiting to fuel up, never waiting to charge, just grab the power you need on your way and just keep going. We’re unlocking the grid and putting portable power in everyone’s reach, to make electric fuel a reality. We built our Taiwan pilot to push our technology, develop our solutions and refine our platform. In 2015, we introduced the Gogoro smart battery, our first all-digital smart scooter and open Gogoro network with just 31 go stations in Taipei. Now five years and over 2,000 go stations later, we’ve delivered over 160 million battery swaps, ridden nearly three billion kilometers and saved over 215 million kilograms of CO2 just here in Taiwan alone. What we started nearly a decade ago, a simple idea of swap and go, is now a reality. Our mission is to put smart, portable electric power within the reach of every urban rider in the world. Soon we’ll have two times more go stations than gas stations in Taiwan cities, including over 100 super go stations, each able to support a thousand battery swaps a day. Soon all riders in Taiwan will be within minutes of a swap. We set out to shift perception on what fuel can be, and lifted expectation on what’s possible in vehicles people rely on every day—and we have. But we’re setting even bigger goals, looking even further ahead. Imagine, 100 billion kilometers ridden, five billion battery swaps!

[00:10:00]

That could save 10 billion kilograms of CO2 by the end of this decade. That’s like going to Mars and back hundreds of times while saving as much CO2 as a forest the size of Taiwan. And we’ll do it together. This is the decade to make electric fuel smarter for all.

[END OF VIDEO]

MO ABDI: Wow!

HORACE LUKE: Yeah, it’s a quick video for just communicating the vision of what we’re doing and the impact we’ve been making. And I just realized in that video, because we did that video way back kind of late last year when we did our SPAC announcement, but since then, actually the number of battery swaps almost doubled. I was just looking at my Gogoro.com number, which is a live number on battery swapping. We’ve done 274 million battery swaps now. I said 160 million back in that video, but now 274. I mean, it just – we do 356,000 battery swaps per day, literally 10, 15 a second. It’s fully automated. It’s amazing to see this experience live in Taiwan today.

MO ABDI: Yeah, that’s crazy. So, what struck me the first time I saw your company was like why battery swap? Like for example, having an electric vehicle, I come home, and I connect it to the charger. It charges overnight and then I go. I don’t replace – I know some cars like NIO, they have battery swaps. Why? What’s the appeal? Like I’m trying to understand like how you guys thought about that rather than like, let’s say, use the battery you guys have there and just charge it at home or wherever you’re at.

HORACE LUKE: Yeah. I mean, four-wheel is great because you have to park it, right? You have a dedicated parking spot and you charge it, or you go to a place and you supercharge it and you’re comfortable in an environment. You’ve got sofa, you’ve got music, you can do email, right? But on a two-wheeler, it’s a little different. So, in a place like Taiwan today, there’s 14 million two-wheelers for population of 22 million people. Just think about it. Old people, young people that can’t ride, take them off the equation. You’ve got really one vehicle per person and they’re parked, jammed on the side of the road. I mean, you’re talking about mega-cities with thousands of people that are living on top of each other where space and time is really hard to come by. Finding a proper way to refuel better than gas, we’re not talking about 20 seconds, we’re not talking about 20 minutes to top up your vehicle. We’re talking about seconds, less than a minute. When you go up and get gas, it’s minutes. It’s like, for example, three or four minutes by the time you’re done, you pull out from the gas station. We’re talking about a six-second swap and go. Go in, go out, and then you go from literally five, 10 percent all the way back up to 100 percent instantaneously. Being able to do that and save time and create efficiency in a city is really important. I mean, as I said, thousands of people living on top of each other. You can’t even find a place to park. How are you going to find a place to charge? So, we saw that as a huge challenge, but with that challenge we saw a huge opportunity to innovate on a business model that would then convert people. So, not having the battery as part of the purchase equation—you don’t put the battery as a cost of goods sold to the consumer—enabled us to offer a vehicle that is competitive to the current gasoline vehicles that are being sold today, the popular gasoline vehicles being sold today. And just like you do with, for example, paying gas at a gas station every time, well, we have the same thing. You pay as much as you use. Instead, you swap a battery. So, we call it electric fuel, and because of that, we have actually quite – made quite an impact in Taiwan. Before we started in 2015--we started deploying in 2015 in Taipei--the amount of electric vehicles that were being every year is less than one percent. So, when you sold 100 vehicles, two-wheelers, there was only vehicle or less than vehicle that was sold that was electric, and usually it was purchased by the government or by some enterprise that’s super passionate about sustainability, they were really ahead of the curve, basically bought the vehicle. Today, if you look at where we are in Taipei, the same equation, less than one percent, in December, we closed December with about

[00:15:00]

26 percent market share. So, for every 100 vehicles, 26 of them is now electric. Now perhaps the most important part is not that 26 percent. It’s that within that 26 percent equals 97 percent of all electric vehicles sold. So, between us and our partner, like Yamaha, Suzuki Taiwan, [PH 00:15:25] A Motor and a number of other vehicle brands that now uses our platform to create vehicles that uses our grid, our battery swapping grid, that equates to 97 percent of all electric vehicles sold. That equates to a gamechanger, right? We’re now the de facto standard. Over the last six years, what we did was we really perfected the technology. We’ve designed something that is end to end. We designed – when I started, we thought it was just going to be a batter swapping infrastructure, so I went and looked for people [PH 00:16:01] to build vehicles. I wanted to look for people that built like electronics for it because I wanted to really focus on battery swapping, the enablement of digital electric fuel, but I found out nobody was building a two-wheeler that can do it. Nobody was building a motor that could do it. Eventually, it added up to be this complete 360-degree solution. To be honest, it wasn’t by design. It was because it was necessary to build those pieces. We were so early in the pioneering this idea that we had to build the motor ourself, that we had to build the battery ourself, that we had to build the vehicle ourself, that we had to build all the connected electronics ourself. At the end, what we did was, over the last several years, we built a whole bunch of capability, worked out all the different kinks that we had in the system and grew the market to be a tremendous market in Taiwan, only to create really a product in a box. Now we’re taking that product in a box and going into different markets. The way you should think about us is we’re, including Gogoro, we are 10 different brands on the vehicle side that uses the swapping network, offering 47 different models of vehicles. We have a vehicle going from as entry level as something that only goes 25 kilometers with a single battery, kind of like an e-bike space, into what we call an L-1 type vehicle, which is 45 kilometers or equates to about 50cc. So, you don’t really need a motorcycle license for it, and they’re single battery, to double battery that goes from 110cc to 150cc type of performance. And then, we have three-wheelers that uses two batteries and uses four batteries. So, think about us as a really the Android of EV. We are creating technology. We are creating a connected infrastructure that allows electrification of two-wheelers and three-wheelers to happen, but not only with our own brand but with partner brands such as Hero MotoCorp in India, which is the largest two-wheeler maker in the world with 40 countries, with the footprint of 40 countries; with Yadea which is the world’s largest electric two-wheel marker. This year, I think they’re forecast to sell 16 million vehicles—one six—and they will Gogoro as the pivoting point to change to kind of swap and go solution instead of charging solution, which has been kind of limiting their growth. They’re also, at the same time, they’re able to extrapolate continuous sticky revenue coming out from the user as well in partnership with us. And then, [INDISCERNIBLE 00:18:50] which is China’s largest ICE gasoline two-wheel maker. Together we’ll enable them to build vehicles that actually uses our platform, and not only uses our battery swapping but our connector system, our digital drive system. So, for example, one of the things that we did, we always call it digital drive system, and the reason why is because we sold the first vehicle back in 2015. I think my mindset is more like a smartphone than a vehicle maker. So, one example, several months back, we deployed rain mode for the vehicle. So, it detects whether or not it’s raining nearby, and it asks you, do you want to actually enable rain mode, and if you do, the traction system becomes kind of more timid. So, when you squeeze your throttle around the corner, it doesn't let you fishtail out. The very first vehicle that we sold got that update back in 2015. That backward compatibility as well as forward compatibility is what we are all about. So,

[00:20:00]

the cabinet you see me behind on the wallpaper, that cabin is our third-generation cabinet. We have what we call go station. We built three different generations now. We’ve also built three different generation of battery, and then we’ve built 47 different models of vehicle. But guess what? They’re all inter-compatible, meaning the brand-new vehicle that Yamaha just announced and it’s shipping, can also use the oldest battery that’s on the network that has been what six years now, seven years now. And also, at the same time, use the oldest cabinet go station that is on the network. So, that forward compatibility, backward compatibility, full interoperability is what we design before. And as you think about where technology is going to go, like our recent announcement with our partnership with ProLogium to build the world’s first solid state battery prototype for swappable battery while everybody’s still talking about, “Look at this little piece of film in the lab, this is where the future of solid state is”. We actually built a battery, a functional one that you can actually ride. The opportunity is endless.

MO ABDI: Man, that’s honestly so fascinating! It’s like a totally different world. So, my background is in physics. I always thought I was going to become like a physicist or join NASA, but ended up in doing radiation medicine. So, what really amazes me is your concept of the batteries. It looks like the pressures of living in Taipei and Taiwan and like you described, because there’s so many two-wheelers, that not everybody has a place to park it and charge it overnight. Naturally, the ecosystem required something like Gogoro network in order to make it feasible for electrical refueling of two-wheelers. And then, what caught me that was really interesting is, you said 2015 was when you put your first Gogoro network battery station and it’s still there?

HORACE LUKE: Yeah, yeah. So, we started 31 stations in Taipei. And then, the way you can think about us is the speed of deployment is really easy. There are go station, swap stations that are modular from 31 cabinet to now we have somewhere near 11,000 cabinets in Taiwan in over 2,100 locations or so. We are now about to overtake the amount of location of gas station. So, very soon, not only are you going to see more Gogoro go station location than you do with gas station, but the ability for us to put it into a place where it’s more convenient is actually one of the added value. In order to convert customers from gas to electric, you have to not just kind of meet the expectation of what they were doing with gas, but you have to exceed that expectation. You have to go beyond. You have to provide something that’s more convenient, more exhilarating for you to use, more kind of future proof and you can upgrade. For example, our vehicle today, as we deploy new batteries, how many vehicles do you know that can get longer range over time, that you can actually pick up a battery and actually get 30 to 40 percent more range than when you bought it? [INDISCERNIBLE 00:23:50] can’t find any, right? That’s one of the things that we offer to the consumer. Not only [PH 00:23:55] is it limit its range because you can go from spot to spot to spot and you don’t have to worry about it, you just completely eliminate the range anxiety equation, but also at the same time, being able to be future proof. When you buy a vehicle, you can always upgrade it. You can always get a newer battery. You don’t have to worry about the biggest trouble part. For example, you own an electric vehicle, a four-wheeler. Probably the first thing you think about is what if that battery goes kaput?

MO ABDI: Right.

HORACE LUKE: How much is that going to cost? Well, to the consumer, they don’t have to worry about that. In the Gogoro network, they don’t have to worry about that because they’re just subscribing to the network. When the battery is not very performant on the one that they picked, they just put it back in the cabinet and get another one, right? So, they have to worry about it. That’s where we come in. Because our batteries come home to the go station every day--you talked about the fact that you studied physics—we have a lot of physics and mathematicians in our company. We’re people

[00:25:00]

that we’re concerned. Looking at this battery network as a neuro network, we know exactly from the behavior of when people put the battery back in, how much has been used, and then we can predict when people are going to come back and actually be smart about when to condition a battery, when to charge a battery, when to top up the battery, which battery to go to who. So, we have a machine – the most amazing thing, what’s what they call battery network, put one in and get one out. No, that’s not as simple as that. To make sure that we have a great user experience, a great customer experience for the consumer, we actually do a lot of analytics in the background. Every time you put a battery in, we learn from that behavior and we improve on that behavior and create that mesh of basically of convenience for you, so when you ride up, that battery, we can predict when is Mo going to come back? And then, when he comes back, what kind of battery should we give to him? If you’re a guy that loves to squeeze that throttle hard, you’re going to get a battery that is performant because I want to put a smile on your face. If you’re an individual that wants to ride slower but longer range, I’ve got that battery for you too. We condition and program each one of the batteries to behave differently based on what your subscription plan is and how you use it. So, that’s the magic behind it. It’s not just the battery swapping, but the ease of convenience for the consumer, ease of convenience for the deployment. I talked about I can – in one of the cities we went in, we deployed as much as 19 different locations over a weekend. These are just almost like a Coca Cola machine that hooks up to the grid and instantaneously, they add to our app and our server in the back end, and the consumer just sees it on their app and boom, all of a sudden they get to literally access that network right away or that go station right away.

MO ABDI: Horace, you described a little bit about Gogoro’s platform ecosystem and what looks like to be a subscription service. Can you go a little bit more about that? Is it like a monthly plan or is it based on how often you use it? How does it work?

HORACE LUKE: So, we have a different plan for different – all different range of plan. So, just think of it as the more you use, the cheaper it gets per kilometer. The less you use, a little more expensive per kilometer. But in comparison to gas, we try to be about the same price. Well, we’re actually a little bit less now because the gas price has been going crazy. It’s gone up a lot. So, we are actually more competitive to gas. From that subscription plan, you can then access—I’ll show you in my app here—you can access in Taiwan. This is how many go stations we have in Taiwan.

MO ABDI: Wow.

HORACE LUKE: That’s how many go stations in Taiwan.

MO ABDI: That’s a lot.

HORACE LUKE: Most people don’t – and then, just press of a button, you get to exactly – one near my house this morning, 30 batteries ready to go instantaneously.

MO ABDI: If you make like a longer trip, does the app optimize where to stop and stuff?

HORACE LUKE: I’m sorry, say it again please?

MO ABDI: I don’t know if people do this, I’m just imagining, like when I drive my Tesla, let’s say I’m driving from Chicago to Yellowstone or something like that. It kind of helps me optimize where to stop, you know what I mean? It tells me, you’re going to get here, you better stop at that super charger station there and so forth—and you can just kind of move it around. It is something like that too? I’m just curious on the app.

HORACE LUKE: You know what? Yeah, because it’s very far distance with the Tesla, right? With us, it’s a little different. We try to be, I think, 95 percent basically of every urban rider within Taiwan today is within five minutes or three minutes to a go station.

[OVERLAY]

We’re in places like –

MO ABDI: It’s ubiquitous. it’s everywhere.

HORACE LUKE: Yeah, yeah. We’re in 711, in convenience stores, Family Mart. We are in universities. We’re in the bus stops. We are at subway stations. We are at coffee shops and supermarkets--every convenient location. We’re not like a gas station. A gas station, you can’t build anything on top. Gas stations, you try to stay a little bit further away in distance. With a cabinet, with a go station, we just put it in front of a supermarket, so when you go in and pick up something, you come out, and you

[00:30:00]

swap a battery, you go home. And there’s a coexistence between the two. So, for example, we started doing a pilot several years back with a supermarket in Taiwan, and when we started, we only did four locations as a pilot. Eventually, now we’re in almost 100 percent of their locations, as much as we can, because they see the added the value of people coming by, swapping a battery and then going in and making a purchase. So, the opportunity is not only within battery swapping, but in the future, doing location-based services, advertising and other businesses that can come up. So, one of the things that we did, a good example of that is, several months back, we announced our usage-based insurance. It looks as, if you’re willing to share your data with the insurance company through us, we’ll tell them how many kilometers you ride and we’re working on enabling user behavior as well. So, for example, how hard you squeeze the brakes, how hard you squeeze your throttle, are you going on speeding runs or are you actually a gentle rider? Do you turn your turn signal on when you make a right turn? I mean, when you don’t use your signal, what does that mean from a safety perspective. All those data points, we can use in the future to create other services that are beyond battery swapping. That’s one tangent we’re going off on. And also, another tangent we’re going into is, for example, you just probably saw us, I think it was yesterday only or the day before yesterday, we announced our power backup for a traffic light. Rolling brownout is going to happen all across Asia. As people move within cities, there are going to be from time to time, quick brownouts. The number one thing people worry about is safety when there’s a blackout or a brownout. Intersections lose traffic lights. Super dangerous, right? Our battery is able to keep that alive for about three hours. Amazing swapping battery enablement that now turns into public safety and smart city conversion, all the way to portable battery for smart parking [PH 00:32:22] bowl. A [PH 00:32:24] tangent in which we’re – that we can go to all comes from the fact that we’re doing a lot of development in Taiwan. We’re doing all this type of development in Taiwan so we can create a lot of products that are in boxes. That is, we go into markets like Indonesia, go into a market like China or go into a market like India and beyond. We can actually all those technologies and offer in those markets and continue to build on top of the subscriber base that we’re creating and putting it into that market.

MO ABDI: That’s amazing.

HORACE LUKE: So, it’s not just battery swapping. Battery swapping is at the core, but because of battery swapping, we have a very, very sticky customer base, unlike a super app and like any kind of app, even if you’re talking about your Uber app or other apps. You have choices. You can choose from A or B. Well, buying a Gogoro uses one network. You’re connected to that network. No matter if your vehicle is being sold firsthand or secondhand or thirdhand to somebody else, as we deploy batteries into the network, that battery is continuously extrapolating revenue from subscribers. That’s how we should think about our business opportunity.

MO ABDI: That’s great. Thank you for explaining the battery in detail. As someone who was a physic study with some material sciences as well, like how long do these batteries last? Like what’s the degradation? Because since 2015 you’ve been there, and you’re telling me you’re constantly updating batteries. They’re like some sort of smart batteries. How long do they last actually?

HORACE LUKE: Well, actually, we see our batteries – we’ve been seven years in a network. It went way beyond our accountant’s first estimation on depreciation. We’re seeing the battery, the first battery that we deployed in the network still performing in a reasonably healthy way. On the newest battery—we’ve learned a lot since then—on our newest generation battery, we’re seeing it 12 years or beyond on the battery. And again, it goes back to the fact the battery comes back and we are real-time conditioning these batteries, topping up the charge on these batteries, knowing the temperature of these batteries and knowing exactly how to extend the life of these batteries. That’s the first part of it. Then after

[00:35:00]

that, as a battery gets 80 percent, no longer is it good enough for you and I to sit on a scooter and climb up a hill. Then we put those batteries into a second life use. I talked a lot about sustainability and how we’re pivoting towards sustainability. Sustainability is not just about like electrification transportation, but it’s about how we take minerals and resources from the ground and extended life and use case of those resources. So, we see another long period of time in which we can then put these batteries into traffic lights, smart [PH 00:35:39] parking meter pole, powering backup for 5G deployment, a number of different use cases where the energy draw from these batteries will be really low, but because of portability and because the batteries by that time will be fully depreciated, we can add a really great value to the government bodies that are trying to deploy these. So, as we build the population of batteries, don’t think of it as just once use and recycle kind of scenario. We have multiple uses of these batteries, but of course, the first use is being paid for. The battery [PH 00:36:15] to us is being paid for by the subscribers that are on the network that are riding the vehicle today. And then, they help get that battery to be full depreciated, and we then get to a second life, etc. etc.

MO ABDI: Okay, thank you. Thank you for answering that in super detail. As we transition away from a little bit more about the technical aspects, a few of the Reddit folks wanted to know where are you guys based currently now? How many countries? Any expansions planned in the near future?

HORACE LUKE: We’re predominantly based in Taiwan because that’s where the technology hub is. That’s the place I picked to not only develop the technology but pilot it. We are constantly upgrading our technology, our product in Taiwan to kind of showcase what is possible and build a pilot that other people can look in and say, “I want that in my city too”. But the pilot of Taiwan is actually a very small population, just 22 million people, but of course, density of scooter is very high. It was a great place for us to kind of work it out. But if you look at comparison of the markets we’re going after, just in India and China alone, 63, 64 million vehicles are sold every year. In Taiwan, 700,000 to 800,000 vehicles sold a year. I mean, we’re talking about a very large multiple of what Taiwan is today. That’s the opportunity of where we’re going. Today we are deployed, of course, different business model in different places. In Germany, in Europe, we have CharIN with TIER using our battery swapping as a refueling. It’s in several thousand vehicles there. We are in Korea because B2B delivery for the food takeout is a huge opportunity there. So, we’re in Seoul in Korea. We’re in Japan in a tourist island doing rental just to kind of test the market. We have a pilot in Indonesia with the Jakarta government, as well as Gojek and GoTo, which is the largest technology company in Indonesia. They have two million riders on their network that’s looking to convert to electric over the next 10 years. The government of Indonesia, including the President Joko Widodo of Indonesia is so excited about battery swapping, there was a [PH 00:38:52] precedent several weeks back where he actually swapped a Gogoro battery. So, we started deploying in Indonesia already, in Jakarta. We’re in three cities in China. We are [PH 00:39:03] Hangzhou, we’re in [PH 00:39:04[ Wuxi and we’re in [PH 00:39:05] Kunming, and we’re just getting ready for kind of the summer where the two-wheelers begin sales. So, our partner of Yabea and [INDISCERNIBLE 00:39:16] is getting their products ready for the summer. We are looking at other markets within Southeast Asia as well, but just to put it, number one and number two and number three vehicle maker in the world in the number one, number two, number three markets in the world, the opportunity is gigantic in front of us. The [INDISCERNIBLE 00:39:39] is gigantic. That’s what we’ve been prepping for. We started in 2011.

We developed the first set of solutions over the first four years, five years of our company’s life. And then, over the last six years, we’ve kind of perfected it. Now, for the next decade, it’s about commercialism, taking our product, taking our

[00:40:00]

technology, packaging it up and park it in a box, go to those markets.

MO ABDI: That’s amazing! Honestly, it’s just super exciting hearing about it. I’m definitely going to travel to Taiwan, Taipei just to see it in person and see that -

HORACE LUKE: Yeah, come on over!

MO ABDI: - sea of people with their two-wheelers. So, another user asked – it’s good. Thank you for sharing that there’s expansion in China in those three cities. The thing they want to know is, how do the partnerships in China and India work and what is the revenue share? I guess they just want to like are you guys working with some other players in China and India?

HORACE LUKE: Yeah. The idea is open platform. Today in Taiwan, we have Yamaha, we have Suzuki Taiwan, we have [PH 00:40:47] A Motor, we have PGO, a number of vehicle makers, and that model goes everywhere. We believe in interoperability. We believe in an open platform, but, of course, we have to start somewhere. So, for example, in China, we’re working with Yadea and [INDISCERNIBLE 00:41:02] the number one electric two-wheel maker in the world and also the number one gasoline vehicle maker in China to create a JV. So, they created a JV. They then will buy, basically use our technology to create vehicles that can use our technology of battery swap, and then, JV then purchases the battery, the go station from us, as well as motor and other electronics. For that, we extrapolate hardware revenue coming from that, but ongoing revenue, think of it as battery as a service or a software as a service business model where they then come back to us with a revenue share. We extrapolate x amount of percentage of their revenue as a license to use our smart system in the back for battery swapping. That includes billing; that includes the machine learning engine that we talked about and optimization engine that we talked about; and then, it also includes a lot of O&M and kind of operational tools and systems and reporting systems, as well as ticket system and warehouse management system that we created. So, they, in turn, then share back some of their revenue, and that’s what we get. So, for every battery that we deploy in that network, we continue to extrapolate revenue. It’s not a one-time revenue, but over the lifetime of that, we get a software license model all from a server that actually the number of people that manages that is very few. It’s all done in the Cloud. So, think of us as really a software model once we well in as a software model. And the OPEX and the operation is then further reduced because everything is automated. So, if you think about like gas stations, I just talked about 2,000-something locations in Taiwan, how many people would there be in the gas station? Think about two shifts, three shifts. That’s a 24-hour gas station, probably several other guys, three or four guys around the gas station. That’s almost 10,000 people. We don’t have 10,000 people in our network managing these cabinets—fully automated. A consumer comes up, put the battery in, it analyzes what you paid, how many kilometers you ride, what kind of user you are, and then it spits out one or two batteries for you, depending on your vehicle type, and then off you go. The only time that we really need to go and see the cabinet is, for example, lubricating some of the mechanical parts, making sure that they don’t – because an outside environment, making sure they’re okay. We have a water sensor. We have temperature sensors within the cabinet. If somebody hits you with a car or somebody shakes it, the control center gets an alert. Our operator basically takes the phone and they get an alert on their phone and they just go out with a ticket and make sure the cabinet is okay. Everything is automated. We don’t need a whole bunch of people managing your network. That’s how efficient this network is in deployment. Today in Taiwan, from – I haven't grown the head count of people that are on the ground managing that network since maybe three years ago, and we’ve grown the population of subscribers probably, oh my God, well, probably 10X since then. Maybe not quite 10X, but maybe six or 7X since then. So, it’s been a great testing ground for us. What’s amazing is that even with all the overhead on

[00:45:00]

R&D, with the network running, we’re very dissimilar to a lot of – we’re not similar to other EV players. So, if you look at all the EV players out there today in the four-wheel space, it’s hard to find anybody that is [PH 00:45:19] EBIT positive. We’ve been [PH 00:45:20] EBIT positive since 2019. We just announced that we beat our last year’s estimate. I mean, how many people do you hear beating estimates in this space? You keep seeing people kind of missing estimates. We beat it by 10 percent. We’ve seen solid indicators of this year we’re going to meet our target. With the increased pipe, 295 million, I mean, I don’t think you’ve seen that size of a pipe, especially with strategic partners coming in, in today’s climate. We are a rare, rare group. We are just about to go – basically take everything we got and commercialize it. And with $295 million dollars, we have enough to kind of get going and get going into those large markets we’re talking about.

MO ABDI: That’s amazing. Some of the users are also wondering, are you guys having any plans? I know this a reach, Philippines and United States because there’s a lot of people interested in this technology.

HORACE LUKE: We go after any place that actually makes sense from a population density perspective. We’re focused on cities. We’re not necessarily focused on countries, but we’re focused on cities. One of the great things about a two-wheeler is you don’t go from – unlike your Tesla. You go from New York then to Boston and then on you go, because you’re comfortable in your environment. You’ve got air-conditioning, you’ve got heat, you’ve got a sofa, you’ve got a back sofa, you’ve got your entertainment, you’re out of the element. Well, in the scooter, it’s very different. It’s really for a short distance commute, what I call a kind of inner-city commute. So, we focus on inner city commute. So, do we have conversation in the Philippines? Absolutely. Do we have conversation about how to deploy in the United States? Absolutely. But one of the first things we’ve got to do is we’ve got to focus. The team is not big. We’re about—including manufacturing and everybody—we’re about 1800 people. Not a gigantic size company yet, but we’ve got to choose very carefully. We’ve got to go to places where it has the biggest impact, the biggest opportunity, the bigger user group, and then go and succeed. That focus is also really important for us. One thing you will note about Gogoro is that we are very focused on creating a great user experience for our customer end to end, and only upon that can you convince a customer that converting to electric is possible; and not only is it possible, it’s enjoyable. That’s what we’re doing. We’re really focusing on large scale markets, but really focused within large scale cities, and then also at the same time, seeing if our technology fits with [PH 00:48:28] the device of those consumers. So, if you ask me, am I going into a city in the middle of America, probably not. We’ve got to focus on big cities that are friendly to two-wheelers, that [PH 00:48:48] hasn’t had it. And then, from there create the momentum that we’re looking for.

MO ABDI: Thank you. That’s actually really helpful because instead of focusing on countries, it’s more density driven. So, instead of saying Canada, U.S., Philippines, it’s more like saying Toronto or somewhere in New York City –

HORACE LUKE: Yeah, Manila, Bangkok, Ho Chi Min, kind of looking at those. Because we’re talking about mega-cities. The amount of mega-cities in the world right now is, I think, about 23, 24 mega-cities. It is quickly going to go to 40-something. The greatest amount of mega-cities is in China, India and in Southeast Asia. That’s where half of the population is. Most people in the West don’t realize how utilitarian, how essential two-wheelers are for people that are living in the East, and how big the opportunity is. It’s gigantic! Don’t look at just a two-wheeler, but just look at the amount of fuel. So, India alone, for example, 80 percent of all urban commute miles done every day is done on two-wheelers—80 percent. Sixty percent of all gasoline spent

[00:50:00]

every year—people spend on gasoline—is spent on two-wheelers. That’s how big the market is.

MO ABDI: Hold on, did you say 60 percent?

HORACE LUKE: Sixty percent of all gasoline that is being used in India is used for two-wheelers. That’s a gigantic opportunity. We have an opportunity to take that and convert to now digital electric fuel, and that’s what we’re talking about. At the same time, creating vehicles that people love, but not only through Gogoro brand but trusted deployed brands in the local market. So, for example, Yadea and [INDISCERNIBLE 00:50:37], we have about – in Taiwan, close to 200 touch points or 200 sales locations that you can buy Gogoros from. But if you think about where China, [INDISCERNIBLE 00:50:51] and Yadea, there are 50,000 retail locations—50,000. I don’t have time to deploy 50,000 outlets, I just don’t. I want to use their capability, use their channel to be able to then sell in our idea and grab the subscribers. That’s what we’re doing. We’re really using – think of it as really a partnership model where they do the things they’re really great at, which is selling vehicles and creating vehicles and manufacturing vehicles. We do the things that we’re really good at, which is making the battery, making the go station and deploying the go station and managing the go station. So, kind of division of role and responsibility, but all both chasing after this electrification in a really, really rapid way.

MO ABDI: Honestly, that’s crazy, 60 percent. I’m still stuck at that. I think transitioning to the two-wheelers addressable market, that’s a pretty empirical point because if 60 percent of the gasoline is being used by these two-wheelers, that’s basically the total address of a market—60 percent of these users of the gasoline. Another user over here, [PH 00:52:06] Spackman, who is one of the contributors in [PH 00:52:09] RF Spacks asked, can you give some of the early colors that were launched in the three Chinese cities or are they gone? Will those colors be there available again?

HORACE LUKE: With the colors, what do you mean by the colors?

MO ABDI: This is the way he put it, “Can you give some early color” – oh, you meant -

HORACE LUKE: Yeah, as in more details about -

MO ABDI: Yeah, details, I guess, yeah. How does it go? Does it go well –

[OVERLAY]

HORACE LUKE: Sure, it’s great. Just to give you – the JV over there is established already between [INDISCERNIBLE 00:52:43] and Yadea. They have staffed the operating team on the ground. Now operating includes the business [INDISCERNIBLE 00:52:54] doing business development with not only their Yadea and [INDISCERNIBLE 00:52:58] vehicle, but also with other brands as well. And also, an operating team for kind of deploying and just kind of installing these go stations. What’s amazing is that Gogoro individuals flew over late fall last year, like wintertime last year, and trained the team, and all but one have come home already. Everybody is home. In [PH 00:53:28] Hangzhou, we just lit up the 100th cabinet. And then, we are also in Wuxi, just starting, I think, 20-some odd cabinets in go stations now. And then, in [PH 00:53:42] Kunming, probably starting next month, we’re going to start deploying. We have a team on the ground already. All in anticipation of waiting for Yadea vehicle and also a [INDISCERNIBLE 00:53:51] vehicle to hit the stores. They have not – began really pushing the sales yet, because right now, not only is it cold and it’s kind of tail end of winter in China, but also at the same time, there’s been a big Covid outbreak, as you guys have probably seen in the news. Cities are shut down, there are curfews. So, we’re getting ready, and the great thing is, what we do with deployment is not like a 5G deployment we’re going to have to light up the entire city before the first guy goes in. Like I said, in Taipei, we launched 31 go stations. And then, quickly, when a subscriber comes in and buys a vehicle, think of the battery that we put in the vehicle as bandwidth in the network. The more you well, the more battery you have to put in. The less you sell, the more controllable your asset deployment is going to be, so you don’t need to put in that many. So, it’s very risk managed when it comes to bandwidth. The go station, the same way.

[00:55:00]

Deployed 31. Quickly we see where people are riding. Then we know where the gaps are. Then we quickly put a go station in the gap and fill the mesh. You studied physics, you kind of understand. So, we’re kind of looking at the probability of where we’re going to hit and we’re going to actually drop a station there. So, starting with 100 or so is about what we think we need in one of these bigger cities, and then, we grow over time as vehicles are sold in. So, it’s a very manageable [PH 00:55:28] ramp. It’s not like dump a whole bunch of assets in, wait for the first guy to light up. We’re not like that. It’s a very, very small deployment, and then quickly, as we get subscribers, then we fill in the gap and quickly deploy the batteries. And you’ve probably seen our – if you haven't seen it yet, probably look up the video. We can probably share a link somewhere on our global [PH 00:55:56] fam. Fully automated, 47 robots making batteries, what I call almost lights out manufacturing, lights off manufacturing. Nobody is touching the battery. It is fully automated. You put cells on one side. Of course, we work with people like SDI, we work with LG, we work with Panasonic. You put cells on one side, and then it goes through a process, and then a battery comes out the other side, and full automated. We’re taking these factories and taking these micro-factories and working with partners like Foxconn. If you don’t know Foxconn, Foxconn is the world’s electronics maker. They’re the largest iPhone maker. They’re the manufacturer behind Apple. The chairman himself and I struck a deal where we’re going to actually partner and scale in those markets where they’re going to enable our manufacturing technology to be able to manufacture in those global markets in their facility. So, great partnerships that we’re using to deploy into those markets, and then just quickly take our battery manufacturing or cabinet manufacturing or go station manufacturing or motor manufacturing and going to those locations and enable those markets to happen.

MO ABDI: Amazing. You talked about the go stations a couple of times. Is there like problems with theft and vandalism? Are like the batteries locked into the charging stations? This is a question Craig is asking live as we’re speaking right now.

HORACE LUKE: Okay, yeah. So, people ask me that all the time. What if people take the battery and then not put one in? Well, first of all, you have to return the battery before we automatically ship the battery back out, another one, and because of that we’re able to pick which battery is going for you and pull in the battery. So, you don’t get to choose, so to speak. You put the battery in, you put two in, you get two in. You put one in, you get one out. If you have a one-battery vehicle, you put one in, you get one out. The locking mechanism in the battery itself are very secure. When you try to basically pull a battery out, you won’t be able to pull a battery out. Our design, one of the things that we did, for example, for the audience I’ll give a little bit of background information, I get very involved in design and engineering. So, for example, the handle. The locking mechanism is stronger than the handle mechanism, even though the handle is plenty strong. So, let’s say you put a tow hook on the back of a truck, and you put it on the battery handle, all you’re going to be is a handle. You’re not going to get my battery.

MO ABDI: I want to try it when I go to Taipei.

HORACE LUKE: And you’re not going to get my go station either. They’re bolted to the ground. And they’re designed to be really easily maintained. So, even if you yank the handle off the battery, I can actually replace the handle on site on that battery. I don’t even need to take a battery back to the warehouse to do it. That’s how detailed of a design job we have done at Gogoro, because we know the environment that we’re going into is hostile. So, for example, we have a flood gauge on our cabinet, 30 centimeters from the ground. We know it’s flooding before the government knows it’s flooding, Seriously, we know a street is flooding before the government is flooding. So, we actually – because we need to protect our asset, right? Even though it’s completely waterproof. The battery is IPX7, you throw it into a swimming pool, it’s still okay. We designed it for the elements. I would say that our – of course I can’t say nothing can hurt it, but we try to prevent damages, prevent

[01:00:00]

through design to go against the elements in the environment. We deliberately put our cabinet next to the oceanside where sea spray is spraying on top of our cabinets on our go station. Why? Because I wanted to see how salt water affected the battery and salt water affected the station. I don’t want to take a go station and put it, like you said, in Jakarta, only to find out something could go wrong. That would be disastrous. We’ve been using Taiwan as this kind of proving ground, does the technology work and does the business model work, this adoption works, this user experience works, this billing and management engine works, and everything works on the back end. So that now we’re confident as we deploy, we only have to worry about business engineering. How do you deploy into those markets? How do you find the right partner? How do you make sure that we’re working with the government in tandem so that we can deploy this infrastructure? That’s what we’re going to be focusing on. Of course, we’ll continue to innovate, continue to push the envelope, as you probably saw with the solid-state battery prototype that we did. We’ll continue to push the boundary. We’re the largest battery purchase or energy cell purchase of two-wheel swappable batteries today, and we’ll continue to have a lot of partnership and lot of innovation in that space to stay ahead, to stay ahead.

MO ABDI: It seems like there’s a lot of innovation going on with Gogoro. Brian Meads is asking, “What kind of battery is it actually? Is it nickel-based? How does it store the electricity?”

HORACE LUKE: The battery is not a battery in today’s NCN. It is lithium-ion batteries. It is the same type of chemistry that’s in your Tesla today, but we, through our only design, we’re able to manage any thermal runaway or any abuse that is done to the battery. Safety is number one. Our first battery from the very very get-go in the field has been focused on safety and durability and predictability of [INDISCERNIBLE 01:02:19] kind of discharge. Our stations are also monitoring these batteries real-time. Our battery uses, like I said, the lithium-ion, and then we use an NFC communication protocol to the station. So, the only connector on our battery is a big positive and big negative and a signal and that’s it. And the [PH 01:02:46] CAN bus and the communication is actually done through NFC so that, again, if you put it on the ground, you don’t know if you’re putting it on sand or you’re putting it on dirt or you’re putting it on mud or you’re putting it on dry ground and concrete. If you have little connectors, you can get jammed up. Big current, no problem, it’ll go right through it, but a little connector talking and communicating between each other, we need to make sure that we’re bulletproof—complete waterproof, complete [INDISCERNIBLE 01:03:12] proof. And then, the cabinet, the go station itself is then monitoring that battery real-time and talking back to the server real-time. So, constant managing battery temperature, inside the go station temperature, optimizing charge rate based on that temperature so we know when to stop, when to hit what C rate on the battery charging. All of those come in to make the battery last really, really long. The technology, think of it as, we’re [PH 01:03:45] agnostic to really the chemistry that’s inside the battery to be honest with you. What’s amazing about Gogoro, you shouldn't think about it is a lithium-ion battery. We buy it from SDI, we buy it from LG, we buy it from Panasonic. We buy it from whoever can provide a more affordable, more durable, safer, high-energy density and more capable battery maker. But what’s unique is about Gogoro is that the BMS, the battery management system both inside the battery and in the Cloud and in our go station that extends the life and makes it longer lasting and more kind of more bang from the buck than any other maker. That’s what we focus on. That’s we have a lot of scientists and mathematicians and engineers working on it today.

MO ABDI: That’s amazing. Horace, thank you so much. This is a lot of questions, and hopefully the people can find some of these answers online as some of the other folks who have answers answer them but thank you so much today for joining us on [PH 01:04:50] RS Facts. We really appreciate your rising early, 12 hours ahead of our time zone. You’re living in tomorrow, more or less.

[01:05:00]

Any last information you want to share with our family here in [PH 01:05:05] RS Facts before hopefully we see you again on [INDISCERNIBLE 01:05:09] as you successfully complete the transaction.

HORACE LUKE: Yeah, you know we got great support from our investors. Our initial investor, Doctor Samuel Yin from Ruentex, one of the most successful individuals in Taiwan and one of the early entrepreneurs into China, created the largest hyper market in China, supermarket, beating out the likes of Walmart in China. Has been a great supporter of ours since day one and continues to be a great investor of ours. So, we have a really great strong investor base. [PH 01:05:46] Tomasic, we even got investment from Panasonic early on. Sumitomo, Al Gore, Vice President Al Gore through his fund called Generation also is an investor, as well as our vehicle maker partners. There are several that came in this round, including Hero MotorCorp that came in in this round. And also, Foxconn. You can see everybody teaming up strategically. And then, there’s a lot of—maybe other people in the threat are wondering if there are any curry flavor in this. No, there is no curry flavor that we did to any of these strategic partners. Everybody came in in the same term. Everybody came in because they’re excited about this space, because we’re unique. If you think about Taiwan today, don’t think of Taiwan as a market today. It’s a pilot. We hit it right on. Where is your engineering hub and where are you guys based? Taiwan is happening to be where we base and where we do our engineering. But what’s amazing is that even with all the engineering, with all the development, we’re [PH 01:06:51] EBIT positive today. We’ve been EBIT positive.

[OVERLAY]

And it’s rare! How many times do you find EV companies today that has a dream, that is [PH 01:07:04] EBIT positive, that is beating expectation, that has strategic investing? We are a very unique company, and the only reason we went to the SPAC route is because our storyline is very comprehensive, [PH 01:07:20] how to use. Some people will say very complicated, some people say very, very comprehensive. I happen to think we’re very comprehensive. Look, it took me an hour to explain to you what we’re doing. On a road show in a tradition IPO, you might get 20 minutes, 15 minutes. People don’t have time to really dig into the details like your community is digging into the details of what we’re doing. Nevertheless, even looking around in New York or Boston left and right, going where the motorcycles are, aren’t they just for recreational purposes? We can bring all the videos you want, and people just don’t get it. But there’s half the amount of population in the world that are moving on two-wheelers today, and they’re really [INDISCERNIBLE 01:08:08], they’re really [PH 01:08:9] no counts. If you look at four-wheelers, you’ve got Tesla, you’ve got Lucid, you’ve got everybody that you can imagine on the four-wheeler space. But in the two-wheeler space, especially around swap and go, what do you find? Not many, because nobody took the hard work to do – to do the hard work to develop the technology, to manage a network and create the solution. It just isn’t there. There was a lot of [PH 01:08:33] comp to – where people are chiming in and saying, “You guys are just like a two-wheeler in the China space where people just plug in and charge”. Well, no, we’re talking about cities inside urban areas where thousands of people are living on top of each other. We are going to be the gamechanger. We’ve proven that we are de facto standard in Taiwan. We have proven that we’re a gamechanger in Taiwan, and we’ll take that into other markets. And really, now it’s time for this electric transformation, and we will be there being a first mover, having great partners, having a great proven business model and a great brand and a variety of vehicles can now go into these markets in a big way. With $295 million dollars in the pipe, we have more than enough to get started, and we’re ready to go. I’m excited to be on a platform like the NASDAQ that has great corporate governance, that will enable us to access a lot of capital and liquidity that we’re looking for to really get the resources we need, and then the transparency. We’re working with great partners. They’re listed companies. One of the things they look at in their corporate

[01:10:00]

governance is, how is the Gogoro, what are they like? And providing that transparency to the public and to our partner is super important. I think we’re very unique in that way. We’re not a dream. We’ve been in it for 10 years. Let me also address one point that I was reading in the thread or something, somebody asking about the dip in revenue from ’19 to ’20 to ’21. We’re seeing a solid ’21. We’re seeing a solid ’22. The reason for a ’19 volume against the ’20 volume is, the Taiwan government reduced the amount of subsidies for the consumer on an electric in 2020. That, in addition of because of Covid, because of kind of they need to subsidize gasoline two-wheelers, there was a shift in basically volumes that would have happened in 2020 got pulled into 2019. So, think of 2019 as more than we are anticipated—way more. In 2020, it was because we experienced a kind of late Covid impact, and also as well as subsidy change. That shift was where the difference is. We’re seeing strong indicators we’re going to hit our target this year, and we’re ready to go. We’re ready to go.

MO ABDI: Awesome. I really wish you guys success on closing this transaction, and thank you so much, Luke, providing all this technical information and background on Gogoro. I feel pretty informed with – I had my questions here and there, but I think they were answered by everything you explained today. Hope to hear from you guys in the near future, and we wish you guys the best of luck.

HORACE LUKE: Awesome. Thanks, Mo. Thanks, guys, for listening in.

MO ABDI: Yeah, everybody who joined in today, thank you for joining us in one of our most popular AMAs in a recent while. So, thank you so much for all your questions. I know there was a lot of questions out there, but we tried to summarize them and answer the ones we could this evening. Hopefully we have Gogoro for a Part Two AMA in a few months’ time. Have a good night, everyone. Take care. Take care.

HORACE LUKE: Thanks, guys. Alright, bye.

Following AMA#33 with Horace Luke, CEO of Gogoro Inc., hosted on March 23, 2022 at 7 PM Eastern, Mr. Luke provided the following Q&A responses to reddit users on the https://www.reddit.com/r/SPACs/comments/tdnfw2/ama_33_gogoro_march_19th_7pm_et/ thread.

1.	Gogoro has made a flurry of recent announcements, but honestly, over the years it's been a mixed bag (see Gogoro's planned expansion into Amsterdam, its Coup partnership with Bosch, and its scooter sharing efforts with Sumitomo in Japan). Your announcement with ProLogium Technology on your solid-state battery partnership is fairly high-level, with ProLogium reported to be a ways off from commercial viability. When do you expect to launch, and in what capacity? Same questions for your other MOU activities: Foxconn, Gojek pilot, your Indonesian partnerships. What are the expected contributions, volumes, and timeframes?

Thanks for your post and all these questions. In late 2015 we did announce we were going to be launching in Amsterdam, but in the process of working with the city governments there, we began to see significant challenges and at the same time Bosch reached out to create Coup. To be honest, I think not going to Amsterdam at the time was the absolute best decision. Today, Tier Mobility has acquired the Coup assets from Bosch and continue to run their sharing service with our network and vehicles in multiple cities in Germany. As a young company, it’s so important to stay focused, so we’ve worked hard to clarify our priorities and go big in China, India, and Indonesia. As for our Solid-State battery prototype with ProLogium, we don’t expect solid state technology to be ready until the second half of the decade, so probably after 2025/2026. As for Foxconn, Gojek and Indonesia, we’re moving forward. We’ve just recently expanded our pilot with Electrum, the Gojek subsidiary, to a commercial deployment and expect to launch more Smartscooters there this year. Both Gojek and the Indonesia government share a similar urgency to push the gas->electric transition as fast as we can. This leads to our recent MOU with Foxconn, the Indonesian government, and several Indonesian companies, which is a long-term strategy for creating the EV supply chain in Indonesia.

2.	I realize this is a sensitive one, but it feels important for investors to better understand. Why was Poema your ideal SPAC partner? Upon some quick research, it looks like Poema's CEO Homer Sun has now had at least 3 of his public companies delisted / suspended (2 in HK, 1 on Nasdaq) [Sihuan, Tianhe, China XD Plastics], and another principal, Marc Chan, is the founder of Huacomm, which is closely associated with Huawei. Given this, why was Poema the best choice for Gogoro's SPAC?

Homer Sun was CIO for Morgan Stanley Private Equity Asia ("MSPE Asia") and responsible for overseeing 60 investments in Asia during his tenure. Mr. Sun has never been the subject of any regulatory investigation during his career. Poema Global’s sponsor team brings together 100+ years of combined relevant capital market experience and specializes in business combinations with companies that have validated technologies and a focus on Asia, so they were a natural match for us. We have done DD on our partners as they have done on us and are comfortable with Poema as a great partner.

3.	Gogoro is a compelling vision. Few questions, mostly related to content from the investor presentation, and some from the SEC filings: How do you justify such aggressive revenue growth projections after multiple years of revenue decline? You're projecting a 52% increase YoY (when estimates have 2022 overall TW market contracting by ~12%, and your Chinese efforts will just be scaling up), an 85% increase in 2023, and another 85% increase in 2024. This coming after Gogoro saw annual decreases of 17% and 10% in the years prior, and a significant decrease in unit sales relative to 2019. All while having operated in a heavily subsidized market, where Gogoro has (conservatively) likely benefitted from over $400M USD in Taiwan government subsidies. Covid clearly had a massive impact, but that's a strong projected rebound. Most critically, your most aggressive revenue projections come from enabling hardware in China. Why do you have confidence that a HW licensing model to Chinese OEMs and your SwapCo will deliver such large returns? Which other comps have you benchmarked this model against (i.e., hardware licensing to Chinese OEMs who compete on low cost)? What's Gogoro's percentage ownership of SwapCo, and/or share of recurring revenue streams?

We announced earlier this week that our unaudited 2021 results were up approximately 10% from our forecast. We’re currently working through our full year 2021 audit process and will share an update when the process is complete. The increase in our projected revenue for 2022 come from our accumulating subscriber base, solid sales of Gogoro branded vehicles in Taiwan, sales of our components and kits to vehicle maker partners, and sales of network hardware to SwapCo partners in various markets. For 2022, about 90% of our revenue is expected to come from Taiwan where we have a well-established presence, brand, and deep understanding of the markets. Substantial revenue from international markets really begins in 2023 and forward. You’re correct, in Taiwan, customers have been able to benefit from the subsidies that the government has offered. This model is also being referenced in other countries like India where FAME II subsidies help consumers make the transition to electric more attractive. In 2019, the Taiwanese government changed subsidy policies to include subsidizing gas scooters, while at the same time reducing the subsidies for electric scooters (approx. $350 customer reduction in direct-to-consumer subsidy). This resulted in a big pull-in of orders that may not have normally occurred in 2020, which explains the difference in 2019 and 2020 revenue. In 2021, Taiwan was impacted by COVID, and as a result, we lost about 2 months of potential sales in the middle of the year due to lockdown. We expect that both of those factors are now behind us, and we believe we can achieve our 2022 financial forecast. China is the world’s largest 2W market by volume – APPROX 40Mu sales per year across multiple vehicle categories and over 300M unit install base in China. Many of those vehicles don’t meet the government’s new standard for vehicles that was rolled out in 2019, so they’ll need to be replaced in the next few years. In other words, there is a massive market opportunity for a technology leader like us that can help with an accelerated migration to cleaner and safer urban 2W mobility – whether for refresh, new, or a combination. Our solution is best suited for densely populated urban areas, as we don’t need to blanket large countries like India and China with stations/networks. YD, DCJ, HMC, and other 2W market leaders are great partners to help on the vehicle side of this transformation from older ICE or lead-acid battery powered vehicles to cleaner/safer Li-ion battery swapping solutions. Our model is simple, let the vehicle OEMs do what they are good at – making vehicles of various performance levels, price points, target audiences, etc., and we do what we’re good at – enable those vehicles to be powered by Gogoro batteries (through sales of components and kits to vehicle makers) and enable the deployment and efficient operation of the SwapCo network. We aren’t and won’t be the lowest cost solution in a market, but believe we offer a great experience for a fair price. We offer excellent, integrated, proven battery technologies which YD, DCJ, HMC, and others have all selected after global DD efforts. We’re the leader in this space, and we’re committed to continuing to innovate. We get paid a percentage of revenue (a SaaS licensing fee if you will) for every dollar spent with SwapCo, and we’ll be an equity participant in each SwapCo also – exact details of those arrangements vary from country to country. Based on our experience in Taiwan, the Swap & Go subscription side of our business has up to ten years of lifecycle with reoccurring revenue stream and predictable growth.

4.	Intercity travel is far from an issue with the Gogoro. Their strategy is just to make sure there are enough stations between cities that you wouldn’t get stranded even with a lack of planning. I think the main limitation right now is rural/mountain areas, but they’ve just started putting stations on places like Hehuanshan, Alishan, etc.

As designers, we’re always looking into how we can maximize form factor innovation and usability. Three batteries can work, but four batteries in a scooter in my opinion, will make the vehicle too big to ride. The good news is that battery density will continue to increase over time. A great example of this is our recent solid state battery prototype with ProLogium. By increasing battery density, we will be able to create both longer range vehicles and a broader range of vehicle choices. An electric motorbike is possible with our technology, but for now, we are focused on the urban commute where we desperately need solutions to curb pollution, global warming, and traffic congestion. A scooter form factor offers the most utility to the user, and we want to make that impact fast.

5.	Could you provide more details regarding the licensing fee arrangement in China and how it may or may not differ from the JVs in Indonesia and India? Greater details with regards to each JV will be greatly appreciated. If possible, do you expect to update revenue projections considering the Indonesian market or any updates/details with regards to the expansion there?

While the details of each partnership vary, in general, the business model is one where we sell vehicle components and kits to our vehicle maker partners and sell battery packs and GoStations to our SwapCo JVs. This is where we’ll have an equity stake in the SwapCos and get paid a licensing fee for each dollar of revenue received on the SwapCo network. Our systems, tools, and platform are really the brains of the SwapCo, and we work with our local partners for more cost-effective market operations and expansion.

We haven’t updated our financial forecast to add increases from Indonesia. Markets take time to develop, but we’ve just launched our pilot together with Gojek and Electrum and look forward to increasing the size of the pilot and working with them on expansion and commercialization plans. We’ll update the market on the financial forecast, when appropriate.

6.	What's your strategy for competing with Ola Electric in India? You have the advantage of swap and working with mature partners, but they're building out a massive charge infrastructure, have an extremely compelling initial product offering, a recent valuation of over $5B (with investment from one of your key investors), and strong pre-order sales and nationalistic support. They've run into some growing pains lately, but still seem well-positioned. How do you expect for Gogoro to compete?

While we both agree that electric is the future of mobility in India, we are taking a very different approach to the solution. Ola is a vehicle maker building out a network for tethered and fast charging. Gogoro is an open electric refueling ecosystem that provides quick refueling in seconds vs partial charging in 20min and it doesn’t require any parking. Additionally, we welcome all vehicle makers to participate. I like to say we’re the Android of urban mobility versus others trying to be a closed system.

7.	Do you plan on sharing your $/kWh targets like others in the industry do? Gogoro's batteries obviously involve significantly more packaging costs given the swappable form factor, but do you plan on sharing annual / future targets? How many years is your payback period per subscriber? 5 years, 8 years, other?

Gogoro is one of the largest battery buyers when it comes to battery swapping. As a result, the raw cost of battery cell $/kWh is very competitive. You’re right that the packaging costs, such as electronics, mechanical parts, connectors, and housing, increase the cost. Cost is important, but quality and durability when it comes to network components like our batteries and GoStations are also super important.

8.	When will Gogoro be releasing audited financial projections / results?

We announced earlier this week that our unaudited 2021 results were up approximately 10%.

We’re currently working through our full year 2021 audit process and will update when the process is complete.

9.	Do you any other plan out of 2-wheeler market vertical? what kind of different business models & potentials ahead in battery swapping tech in the future?

We are a technology company focused on transforming urban mobility for the world’s most densely populated cities. For us, that starts with two-wheels, because there is such a massive need to transition from gas to electric in two wheels. But there are other vehicle types that can make sense, as we’ve already seen our vehicle maker partners building three-wheel vehicles. Beyond vehicle mobility, we do see more diverse business and civil applications with our batteries and ecosystem. Today, we’re working with cities to use our batteries to power parking meters, and we just announced a new smart traffic light backup system using our batteries. Also, you may have seen our announcement a few months back that we partnered with TaiPower to enable our GoStations to put energy back into the grid, and we also partnered with EnelX to help balance the grid through demand response. The amazing thing is that our GoStations can pause selected battery charging if the grid is maxed out. The world needs smarter energy, and our batteries and ecosystem are well positioned for mobility and a variety of other smart city needs. We’re just beginning to see where this can go.

10.	Do you plan to develop battery swapping tech. for cars in the future? Thanks

I’m asked this question a lot. We’re a company focused on urban mobility for the world’s most densely populated cities. For us, that starts with two-wheels, because there is such a massive need to transition from gas to electric in two wheels. With that said, we have partners already building three-wheel vehicles and will probably see small city cars using our batteries someday.

11.	Considering long-term raw material cost increases, upfront batteries expenditures to stack Gostations, and their large capital demands on Gogoro's finances (depending on the JV agreements) ... What are your thoughts on profitability? What are the factors/metrics you look at to measure it over time? When do you expect Gogoro to be Net Income positive?

Unlike many EV or EV related companies, Gogoro has been EBITDA positive since 2019. That is truly an indication of the cash generating potential of Gogoro’s business. There are, of course, other metrics that we look at – overall network efficiency, ARPU, engagement of customer base, etc. that inform our decisions. As we expand internationally, working with partners can help us reduce our capex burden. While our near-term priority is to grow new markets and expand our subscriber base, we will continue to make every effort toward delivering net profits.

12.	How are the pilot deployments in China going so far? What do the key metrics look like after the first few months? You're obviously ramping up, but this is the crux of your entire business projections. How do you expect macro factors to impact your projections (i.e., covid disruptions in China, raw material pricing increases, heightened cross-strait tensions)? What's your exposure?

We are pleased with the progress and are being thoughtful about our approach in this important market. At this stage, we’re focused on 3 key indicators: 1. City Presence – we’re in 3 cities now and expect to be in 6 cities by the end of year. Getting the story out and getting it right the first time around is important. 2.# of SKUs for sale in market – working with OEM partners to ensure that customers have choice of vehicles is important. Globally, in addition to our brand, we have 9 partner brands and 47 SKUs ranging from 1BP, 2BP, 4BP, and from 2W to 3W and from eBike, 50cc equivalent (3kw motor), to 125cc equivalent (6-7kw motor) to an industrial solution that has a 13kw motor that uses 4 batteries. By end of year, between the YD and DCJ vehicles planned, there should be more than 10 vehicle SKUs available in China. 3.Retail presence – between YD and DCJ, there are 50K retail outlets in China. As we contemplate our presence in 6 cities, we’re determining the right level of retail penetration and exploring a variety of retail models – dedicated stores, experience stores, franchising, mixed retail, etc. Again, 2022 is a year where we’re learning and growing into the China market, so we’re not projecting substantial revenue from oversea sales as a percentage of total Gogoro revenue.

13.	There has been news by the Indian government that they want to implement an national standard for battery swapping. My question is how Horace sees the possibility that Gogoro technology will become this standard.

We believe in industry competition, innovation, safe solutions, and that users should decide what the standard is by their adoption. We’re concerned that a government standard that dictates the size and specs removes any urgency to innovate and, more importantly, creates some significant safety concerns.

14.	Hi, I’m from Portugal, and I have been following Gogoro developments for quite some years now, and I love the business model and strategy employed. But I have been hearing of an European launch for so long I have almost given up. When will we see the introduction of Gogoro products across Europe?

Thanks for your interest and following our progress. We’d love to come to Europe and are planning for it. I think we’ll come to Europe eventually, but right now, our focus is launching in China, India, and Indonesia, because these are the largest two-wheel markets in the world with tremendous market potential. With that said, you’ll see us announcing additional new markets this year. But today, I’m sorry to say, we don’t have any immediate plans to launch in Lisbon.

15.	Does Gogoro swap stations have any temperature controls to help regulate the batteries during hot and cold days/nights?

The short answer is yes. Both our GoStations and our batteries have multiple temperature sensors, and they work together along with our network charging algorithms to ensure a safe, long-lasting network, while providing our customers with batteries that best satisfy them.

16.	Two questions for Horace. What changes must happen in Europe to repeat Taiwan's success in battery swapping? What do you do at Gogoro to increase your consumption of renewable energy? For example, do you have a procurement policy favorable to renewables? Or any plans for PV overhangs on swap stations?

We’d love to come to Europe eventually and are planning for it, but it is important to understand the differences and have a localized plan that is focused on each market and includes a local commercialization partner. Right now, our main focus is launching in China, India, and Indonesia, because these are the largest two-wheel markets in the world with tremendous market potential. With that said, you’ll see us announcing additional new markets this year.

17.	India and Indonesia are price sensitive markets. I’ve seen your battery replacement price in Taiwan. Obviously, the Indian and Indonesian markets can't afford that price.
Even at high prices in Taiwan, you are still at a loss. How do you offer competitive prices in the Indian and Indonesian? If you reduce the price through huge subsidies, it will obviously lead to huge losses. How can the cash flow continue? Another question, how do you and your partners distribute income? Take YADEA as an example. Gogoro don't seem to hold any shares in the company operating battery stations in China. It's a subsidiary of YADEA and another company. So how do you get income from China? Just some technology license fees. Last question, do you plan to make four-wheel electric vehicles in the future?

We aren’t and won’t be the lowest cost solution in a market, but believe we offer a great user experience and industry-leading innovation for our customers and partners at a fair price.

We offer excellent, integrated, proven battery technologies which YADEA, DCJ, Hero MotoCorp, and others have all selected after their global DD efforts. We’re the leader in this space, and we’re committed to continuing to innovate. We get paid a percentage of revenue (a SaaS licensing fee if you will) for every dollar spent with SwapCo, and we’ll be an equity participant in each SwapCo also – exact details of those arrangements vary from country to country. Based on our experience in Taiwan, the Swap & Go subscription side of our business has up to ten years of lifecycle with reoccurring revenue stream and predictable growth. In China, we get income by being paid a percentage of revenue for every dollar spent with SwapCo, and we’ll be an equity participant in each SwapCo also – exact details of those arrangements vary from country to country. Based on our experience in Taiwan, the Swap & Go subscription side of our business has up to ten years of lifecycle with reoccurring revenue stream and predictable growth. Per the question for four-wheel electric vehicles, we’re a technology company focused on transforming urban mobility for the world’s most densely populated cities. For us, that starts with two-wheels, because there is such a massive need to transition from gas to electric in two wheels. But there are other vehicle types that can make sense, as we’ve already seen our vehicle maker partners building three-wheel vehicles.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, timing, projections or other characterizations of future events or circumstances, including expectations related to any projections of market opportunity, the ability of Gogoro’s business model to be successful in the future, future products, financial projections, the timing of launch of any future products, the capability of Gogoro’s technology, Gogoro’s financial condition, the potential impact of COVID-19 on Gogoro, Gogoro’s ability to compete with its competitors, Gogoro’s timing of entry into international markets and ability to be successful in international markets, Gogoro’s ability to obtain supplies and manufacture its products, any benefits of Gogoro’s partnerships, Gogoro’s ability to continue to develop its technology or develop new technology, Gogoro’s business plans including its production plans and plans to scale and plans to expand globally, the potential closing of the business combination between Gogoro and Poema Global Holdings Corp. (“Poema Global”), statements relating to the PIPE and statements by Gogoro’s chief executive officer, are also forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the definitive proxy statement/final prospectus relating to the proposed transaction and other documents filed, or to be filed, by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Financial Information

The financial information included in this communication is unaudited and does not conform to Regulation S-X. Gogoro is in the process of completing audits with respect to financial statements for 2021. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus that Gogoro may file with the SEC. You should review the Gogoro’s audited financial statements when they become publicly available. In addition, all of Gogoro’s 2021 historical financial information included herein is preliminary and subject to change.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Gogoro has filed a registration statement on Form F-4 with the SEC, which includes a preliminary prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction. The registration statement was declared effective by the SEC on March 17, 2022, and the final prospectus was filed with the SEC on March 17, 2022. Poema Global has mailed the definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. Poema Global’s shareholders and other interested persons are encouraged to read the definitive proxy statement/final prospectus, as well as other documents filed, or to be filed, with the SEC, because these documents contain, or will contain, important information about Poema Global, Gogoro and the proposed transaction. Shareholders of Poema Global are also able to obtain a copy of the definitive proxy statement/final prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The definitive proxy statement/final prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction is set forth in the definitive proxy statement/final prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

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This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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